Room 4561

March 3, 2009

Stephen Crosson
Chief Executive Officer
CaminoSoft Corp.
600 Hampshire Road, Suite 105
Westlake Village, CA 91361-2565

> **Re:** **CaminoSoft Corp.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed February 23, 2009**
> **File No. 033-64534-LA**

Dear Mr. Crosson:

This is to advise you that we have limited our review of the above filing to the matters addressed in the comments below. After reviewing your response, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please revise your information statement to provide the information about your company required by Item 14(c)(1) of Schedule 14A or tell us why you believe you are not required to provide this information. You also should provide financial statements of the business being sold, which may be unaudited. For additional guidance, please see Interpretation I.H.6 of the Third Supplement to the Division of Corporation Finance's Manual of Publicly Available Telephone Interpretations, dated July 2001, available on sec.gov.

Amendments of the Articles of Incorporation

Increase in Authorized Common Stock, page 10

2.   Please tell us whether you presently have any plans, proposals or arrangements to
        issue any of the newly available authorized shares of common stock for any
        purpose, including future acquisitions and/or financings. If you do not, please
        disclose that you have no such plans, proposals, or arrangements, written or
        otherwise, at this time to issue any of the additional authorized shares of common
        stock.

                        *   *   *   *

        As appropriate, please amend your filing and respond to these comments within
10 business days. You should provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested supplemental information.
Detailed cover letters greatly facilitate our review. Please understand that we may have
additional comments after reviewing your amendments and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Exchange Act and that they have provided all information investors require for an
informed investment decision. Since the company and its management are in possession
of all facts relating to a company's disclosure, they are responsible for the accuracy and
adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in
  the filing;

- staff comments or changes to disclosure in response to staff comments do not
  foreclose the Commission from taking any action with respect to the filing;
  and

- the company may not assert staff comments as a defense in any proceeding
  initiated by the Commission or any person under the federal securities laws of
  the United States.

       In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

       You may contact Matthew Crispino at (202) 551-3456 if you have questions. If you require further assistance, please contact me at (202) 551-3503.

Sincerely,

David L. Orlic
Special Counsel

cc: <u>Via Facsimile (310) 789-1490</u>
      David L. Ficksman, Esq.
      TroyGould PC